Exhibit 99.10

Certificate of Qualified Person

As an author of the technical report titled “Independent Technical Report on the Waterberg Project including Mineral Resource Update and Pre-Feasibility Study” dated effective 17 October, 2016 (the “Report”) I, Charles Johannes Muller, Pr.Sci. Nat residing at Roodepoort, South Africa hereby certify:

1.                           I am a senior Mineral Resource consultant with the firm of CJM Consulting of Ruimsig Office Estate, 199 Hole-in-one Road, Ruimsig, and Roodepoort, South Africa.

2.                           I am a practicing Mineral Resource consultant and a registered professional scientist with the South African Council for Natural Scientific Professions, Pr. Sci. Nat. Reg. No. 400201/04.

3.                           I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University — Johannesburg in 1988. In addition, I have obtained a B.Sc. Hons (Geology) from Rand Afrikaans University in 1994 and attended courses in geostatistics through the University of the Witwatersrand.

4.                           I have worked as a Mineral Resource geologist for 22 years since my graduation from university.

5.                           I have read the definition of “qualified person” set out in National Instrument 43-101 (the “Instrument”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of the Instrument.

6.                           I have previously authored the technical report titled “An Independent Technical Report on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” dated effective July 20, 2015 and the technical report titled “Mineral Resource Update on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” dated effective April 29, 2016.

7.                           I have last visited the Waterberg Project for personal inspection on 29 March, 2016 for a period of two days.

8.                           I am the co-author of this report and am responsible for Sections 7, 8, 9, 10, 11, 12 and 14, and am jointly responsible for sections 1, 2, 3, 6, 24, 25, 26 and 27.

9.                           I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.

10.                    I am independent of Platinum Group Metals Ltd. as described in section 1.5 of the Instrument.

11.                    I have read the Instrument and confirm that the parts of the Report that I am responsible for have been prepared in compliance with the Instrument.

12.                    I do not have nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd. and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13.                    At the effective date of the Report, to the best of my knowledge, information and belief, the parts of the Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Report not misleading.

14.                    Dated at Roodepoort, South Africa, on 19 October 2016.

“Charles J Muller”
CHARLES J MULLER, Pr. Sci. Nat.
DIRECTOR — MINERAL RESOURCES
CJM CONSULTING (Pty) Ltd